                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION STATEMENT 333-18489


    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

                    NEXAR TECHNOLOGIES, INC. (THE "COMPANY")
   UNAUDITED FINANCIAL INFORMATION FOR THE THREE MONTHS AND NINE MONTHS ENDED
                               SEPTEMBER 30, 1997

     The selected unaudited financial information of the Company presented below is derived from (a) the unaudited financial information of the Company for the three months and nine months ended September 30, 1996, and (b) the unaudited financial information for the three months and nine months ended and as of September 30, 1997 included herewith. The financial information set forth in this Supplement should be read in conjunction with the audited consolidated financial statements, related notes, other financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company appearing in the Company's Prospectus dated April 15, 1997. In the opinion of management of the Company, the following financial information has been prepared on the same basis as the audited consolidated financial statements of the Company and contain all necessary adjustments (consisting of normal recurring adjustments) to present fairly the financial information for the periods presented. In view of the Company's recent growth and other factors, the Company believes that interim period comparisons are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                   Nine Months Ended                Three Months Ended
                                                            --------------------------------  -------------------------------
                                                                          (In thousands, except share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS:                      Sept. 30, 1997   Sept. 30, 1996   Sept. 30, 1997   Sept. 30, 1996
                                                            ---------------  ---------------  ---------------  --------------

Net revenues..............................................        $ 22,399          $11,341          $ 4,403           $9,190
Cost of revenues..........................................          22,769            9,338            6,119            7,424
  Gross profit............................................            (370)           2,003           (1,716)           1,766
Total operating expenses..................................           9,966            4,984            3,802            1,732
  Net income (loss).......................................        $(10,185)         $(2,981)         $(5,454)          $   34
Net loss per common and common
  equivalent share outstanding(1).........................          $(1.24)         $ (0.35)         $( 0.65)          $ 0.00


                       CONSOLIDATED BALANCE SHEET DATA:                         Sept. 30, 1997
                                                                                --------------
                       Cash, cash equivalents and short term investments           $ 2,727
                       Working capital....................                          12,438
                       Total assets.......................                          24,062
                       Stockholders' equity...............                          14,300
-----------

(1) Computed on the basis described in Note 5 of Notes to Condensed Consolidated Unaudited Financial Statements of the Company included herewith.

NET REVENUES

  Net revenues decreased 52% in the third quarter of 1997 to $4.4 million from $9.2 million in the third quarter of 1996. For the nine months ended September 30, 1997, net revenues increased 98% to $22.4 million from $11.3 million in the comparable period of 1996. The decrease in net revenues for the quarter was the direct result of the Company's turnkey suppliers' inability to deliver its proprietary motherboards on a timely basis. During August 1997, the Company entered into agreements with two world class motherboard manufacturersto be the primary suppliers of XPA motherboards. The increase in net revenues for the first nine months of 1997 over the comparable period of 1996 was attributed to increased units sold as a direct result of continued demand for the Company's PCs.

  Unit shipments in the nine month period ended September 30, 1997 increased 152% to approximately 28,000 from approximately 11,100 in the first nine months of 1996. This growth is attributed to the acceptance of the Company's technology and products by its growing customer base.

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997


GROSS PROFIT (LOSS)

  Gross profit (loss) in the three month and nine month period ended September 30, 1997 decreased 197% and 119% respectively over comparable periods of 1996. As a percentage of revenues, gross profit (loss) for the third quarter and nine months of 1997 decreased significantly over comparable periods of 1996. This was primarily due to a short term interruption in supply of essential components which resulted in lower than anticipated shipment levels and unabsorbed factory overhead costs attributed to the lower revenues. The Company anticipates improved product margins with resumed to full factory production and fulfillment of the Company's backlog of orders for XPA product.

OPERATING EXPENSES

  Research and development costs have increased in absolute dollars due to increased staffing levels and accelerated product development costs of the Company's XPA product. Research and development costs as a percentage of revenues increased for both the third quarter of 1997 and the nine month period ended September 30, 1997 as compared to the corresponding period(s) of 1996. The increased percentage for the quarter was due primarily to lower revenues and accelerated costs associated to its development efforts of the XPA product. Similarly, the increased percentage for the comparable nine months period was attributed to the company's accelerated efforts.

  Selling, general and administrative expenses increased in absolute dollars 109% and 88% for the third quarter and nine months of 1997, respectively as compared to the same periods of the prior year. As a percentage of net revenues, selling, general and administrative expenses increased both in the third quarter and nine months ended September 30, 1997 comparatively over the same period for 1996. These increases are attributed to increased sales staffing, aggressive advertising campaigns, trade show expenses and related infrastructure needs to meet the demands of the Company's growth.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operating activities and capital expenditure requirements since the date of its initial public offering from the net proceeds received from the initial public offering. The Company's working capital has increased to $12.5 million at September 30, 1997, as compared to $10.4 million at December 31, 1996.

  The Company's cash, cash equivalents and short term investments was $2.7 million at September 30, 1997. At September 30, 1997, accounts receivable and inventories were $11.4 million and $6.7 million, respectively, as compared to $7.7 million and $6.1 million, respectively, at September 30, 1996. The increase in accounts receivable is primarily due to longer than anticipated collection cycles from customers. Inventory increased primarily due to receipt of those essential components at the end of the quarter which were delayed during the third quarter of 1997.

  The Company expects to fund capital expenditures requirements , as well as, working capital needs with a combination of its cash and cash equivalent funds provided by operations and possible future financing arrangements, as the need arises.

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

                    Nexar Technologies, Inc. and Subsidiary
             Condensed Consolidated Unaudited Financial Statements
         for the Three Months and Nine Months Ended September 30, 1997



Index                                                    Page
-----                                                    ----

Condensed Consolidated Balance Sheets as of
December 31, 1996 and September 30, 1997 (Unaudited)      S-4

Condensed Consolidated Statements of Operations for
the three months and nine months ended
September 30, 1997 (Unaudited)                            S-5

Condensed Consolidated Statements of Cash Flows for
the three months and nine months ended
September 30, 1997 (Unaudited)                            S-6

 Notes to Condensed Consolidated Financial Statements     S-7

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

                    Nexar Technologies, Inc. and Subsidiary
                     Condensed Consolidated Balance Sheets
                      (In Thousands, Except Share Amounts)

                                                                          December 31,   Sept. 30, 1997
                                                                              1996         (Unaudited)
                                                                          -------------  --------------
ASSETS
Current Assets:
   Cash and cash equivalents............................................       $ 2,739         $  1,730
   Short term investments...............................................            --              997
   Accounts receivable, net.............................................         7,747           11,439
   Inventories..........................................................         6,113            6,698

   Prepaid expenses and other
     current assets.....................................................           368            1,336
                                                                               -------         --------
      Total current assets..............................................        16,967           22,200
   Property and equipment, net..........................................           255              555
   Purchased technology, net............................................         1,375            1,031
   Other assets.........................................................           992              276
                                                                               -------         --------
                                                                               $19,589         $ 24,062
                                                                               =======         ========

LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current Liabilities:
   Accounts payable.....................................................       $ 4,537         $  5,966
   Accrued expenses.....................................................         2,005            1,888
Deferred Revenue........................................................            --            1,908
                                                                               -------         --------
      Total current liabilities.........................................         6,542            9,762
Due to related parties..................................................        22,818               --
                                                                               -------         --------

COMMITMENTS AND CONTINGENCIES
   Stockholders' Equity (Deficit):
   Preferred stock, $.01 par value,
     10,000,000 shares authorized;
     no shares issued and outstanding
     at December 31, 1996; 45,684
     shares issued and outstanding
     at September 30, 1997..............................................            --                1
   Common stock, $.01 par value,
     30,000,000 shares authorized; 4,800,000
     shares issued and outstanding at December 31,
     1996; 9,340,780 shares issued and
     outstanding at September 30, 1997..................................            48               93
   Additional paid-in capital...........................................           (48)          34,162
      Accumulated deficit...............................................        (9,771)         (19,956)
                                                                               -------         --------
         Total Stockholders' Equity (Deficit)...........................        (9,771)          14,300
                                                                               -------         --------
                                                                               $19,589         $ 24,062
                                                                               =======         ========
See accompanying notes to condensed consolidated financial statements.

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

                    Nexar Technologies, Inc. and Subsidiary
                Condensed Consolidated Statements of Operations
                (In Thousands, Except Share And Per Share Data)
                                  (Unaudited)





                                      Three Months Ended          Nine Months Ended
                                     -----------------------  ------------------------
                                     Sept. 30,    Sept. 30,    Sept. 30,    Sept. 30,
                                        1996        1997         1996         1997
                                     ----------  -----------  -----------  -----------
Net revenues.......................  $    9,190  $    4,403   $   11,341   $   22,399
Cost of revenues...................       7,424       6,119        9,338       22,769
                                     ----------  ----------   ----------   ----------
    Gross profit (loss)............       1,766      (1,716)       2,003         (370)

Operating expenses:
    Research and development.......         131         464          301        1,184
    Selling and marketing..........         981       1,692        2,987        5,612
    General and administrative.....         620       1,646        1,696        3,170
                                     ----------  ----------   ----------   ----------

    Total operating expenses.......       1,732       3,802        4,984        9,966
                                     ----------  ----------   ----------   ----------

Interest income....................          --          64           --          151
                                     ----------  ----------   ----------   ----------

Net income (loss)..................  $       34     ($5,454)  $   (2,981)  $  (10,185)
                                     ==========  ==========   ==========   ==========

Net loss per common and common
    equivalent share...............       $0.00      $(0.65)      $(0.35)      $(1.24)
                                     ==========  ==========   ==========   ==========

Weighted average number of common
    and common equivalent
    shares outstanding.............   8,421,838   8,437,029    8,421,838    8,211,313
                                     ==========  ==========   ==========   ==========


See accompanying notes to condensed consolidated financial statements.

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

                    Nexar Technologies, Inc. and Subsidiary
                Condensed Consolidated Statements of Cash Flows
                                 (In Thousands)
                                  (Unaudited)

                                                           Nine Months Ended
                                                         ----------------------
                                                         Sept. 30,   Sept. 30,
                                                            1996        1997
                                                         ----------  ----------
Cash flows from operating activities:
   Net loss............................................    $(2,981)   $(10,185)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
        Depreciation and amortization..................         18         444
        Changes in current assets and liabilities:
           Accounts receivable.........................     (7,822)     (3,692)
           Inventories.................................     (2,984)       (585)
           Prepaid expenses and other current assets...       (132)       (968)
           Accounts payable............................      4,626       1,429
           Accrued expenses............................        210        (117)
           Due to related parties......................         --        (545)
           Deferred revenue............................         --       1,908
                                                           -------    --------
           Net cash used in operating activities.......     (9,065)    (12,311)
Cash flows from investing activities:
   Increase in short term investments..................         --        (997)
   Purchases of property and equipment.................       (134)       (370)
   Decrease in other assets............................        (91)        686
                                                           -------    --------
       Net cash (used in) provided by investing
         activities....................................       (225)       (681)
Cash flows from financing activities:
        Borrowing (payments) of amounts to
          related parties..............................     16,457      (7,704)
        Net proceeds from issuance of common stock.....         --      19,687
                                                           -------    --------

        Net cash provided by financing activities......     16,457      11,983
Net increase (decrease) in cash and
 cash equivalents......................................      7,167      (1,009)
Cash and cash equivalents, beginning of period.........        981       2,739
                                                           -------    --------
Cash and cash equivalents, end of period...............    $ 8,148    $  1,730
                                                           =======    ========
Supplemental disclosure of non cash investing
  and financing activities:
      Conversion of amounts due to related parties to
        preferred stock................................         --       4,568
                                                           =======    ========

      Conversion of amounts due to related parties
        to common stock................................         --      10,000
                                                           =======    ========

                    Nexar Technologies, Inc. and Subsidiary
              Notes to Condensed Consolidated Financial Statements


1.) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Nexar Technologies, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1996 included in the Company's Registration Statement on Form S-1 (File No. 333-18489), as amended (the "Registration Statement"). The accompanying condensed consolidated financial statements reflect all adjustments (consisting of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The results of operations for the nine month period ended September 30, 1997 may not be indicative of the results to be expected for the full year.

2.)  Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.


3.) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):

                   December 31, 1996  September 30, 1997
                   -----------------  ------------------
                                          Unaudited
Raw Materials....             $4,214              $3,656
Work-in-process..                769                 581
Finished Goods...              1,130               2,461
                              ------              ------
                              $6,113              $6,698
                              ======              ======



Work-in-process and finished goods inventories consist of material, labor and manufacturing overhead.

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

4.)  Concentration of Credit Risk

Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosures of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentrations of credit risk such as foreign currency exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents in highly rated financial institutions. The Company's accounts receivable credit risk is limited to one customer who represented approximately $2,968,000 of accounts receivable at September 30, 1997. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses. The Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.


5.)  Net Loss per Common and Common Equivalent Share

Net loss per common and common equivalent share is computed by dividing the net loss by the weighted average number of common and common equivalent shares outstanding. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, and the Accounting Principles Board (APB) Opinion No. 15, the weighted average number of common and common equivalent shares outstanding assumes the conversion of $10,000,000 due to related parties into 700,000 shares of the Company's common stock (excluding 1,200,000 shares of common stock subject to a contingent repurchase right of the Company, at a nominal price per share, and will only be released upon the attainment of certain revenue, net income and stock price milestones, as defined in an agreement between the Company's majority stockholder and the Company), and assumes that all common stock and common stock equivalents issued within twelve months prior to the initial filing of the Company's initial public offering (See Note 7) have been included in the calculation, using the treasury stock method, as if they were outstanding for all periods immediately preceding the initial public offering. Options issued more than twelve months prior to the initial filing of the Company's initial public offering have not been included as their effect would be anti-dilutive.


6.)  New Accounting Standard

On March 31, 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted by the Company, SFAS No. 128 will require restatement of prior years' earnings per share. The Company will adopt SFAS No. 128 for its fiscal year ended December 31, 1997. The Company believes that the adoption of SFAS No. 128 will not have a material effect on its financial statements.

7.)  Initial Public Offering

The Company completed its initial public offering of 2,500,000 shares at $9.00 per share on April 14, 1997. Net proceeds to the Company amounted to $19.7 million.

    SUPPLEMENT DATED NOVEMBER 20, 1997 TO PROSPECTUS DATED APRIL  15, 1997

SUBSEQUENT EVENT

     On November 13, 1997, Arthur Andersen LLP ("Arthur Andersen") informed the Company that it was resigning as the Company's independent accountants. None of the reports of Arthur Andersen on the Company's financial statements since the Company's inception in March 1995 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.

     In connection with its audits for the fiscal year ended December 31, 1996 and for the period from inception (March 7, 1995) to December 31, 1995, and through November 13, 1997, there were no disagreements concerning any matter of accounting principals or practices, financial statement disclosure, or auditor scope or procedure between the Company and Arthur Andersen which require disclosure under the rules of the Securities and Exchange Commission, other than a single difference of opinion between the Company and Arthur Andersen, which was resolved to Arthur Andersen's satisfaction, regarding the accounting of certain sales of products to a new foreign distributor during the quarter ended June 30, 1997. Arthur Andersen took the position that the appropriate accounting was to defer the recognition of revenue on these transactions until payment was received. After full discussion of the matter between Arthur Andersen and the Audit Committee of the Company's Board of Directors, the Company accepted Arthur Andersen's recommended accounting treatment prior to releasing its earnings and filing its Form 10-Q for such quarter. The Company has authorized Arthur Andersen to respond fully to any inquiries by the Company's new certifying accountants concerning such resolved matter.